UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bank Mutual Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
063750103
(CUSIP No.)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	063750103

(1)	NAME OF REPORTING PERSON. Michael T. Crowley, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
(a) ☐
(b) ☐

(3)	SEC USE ONLY.

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

(5) SOLE VOTING POWER.

NUMBER OF	2,554,154 (See Item 4)

SHARES	(6) SHARED VOTING POWER.
BENEFICIALLY
OWNED BY	93,842

EACH	(7) SOLE DISPOSITIVE POWER.
REPORTING
PERSON	2,572,627

WITH:	(8) SHARED DISPOSITIVE POWER.

93,842

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,666,469 (See Item 4)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

5.6% (See Item 4)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

SCHEDULE 13G
MICHAEL T. CROWLEY, JR.
BANK MUTUAL CORPORATION

Item 1.
(a)	Name of Issuer:

Bank Mutual Corporation

(b)	Address of Issuer’s Principal Executive Offices:

4949 West Brown Deer Road Milwaukee, WI 53223

Item 2.
(a)	Name of Person Filing:

Michael T. Crowley, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Michael T. Crowley, Jr. c/o Bank Mutual Corporation 4949 West Brown Deer Road Milwaukee, WI 53223

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP No.:

063750103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.

Item 4.	Ownership.
     As of December 31, 2009:
(a)	Amount Beneficially Owned:

2,666,469 shares. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement.

(b)	Percent of Class:

5.6%. Based upon 46,175,735 shares of common stock outstanding at December 31, 2009 and options to purchase 1,156,657 additional shares of common stock which were exercisable on that date or within 60 days thereafter.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
2,554,154 shares. Includes options to purchase 1,156,657 shares exercisable currently or within 60 days after December 31, 2009, 102,358 shares allocated to the account of Mr. Crowley, Jr. in the Bank Mutual Corporation 401(k) Retirement Plan and 37,195 shares allocated to the account of Mr. Crowley, Jr. in the Bank Mutual Corporation Employee Stock Ownership Plan.
(ii)	Shared power to vote or to direct the vote
93,842 shares. All of those shares are held in the name of, or in trusts for the benefit of, Mr. Crowley, Jr.’s spouse.
(iii)	Sole power to dispose or to direct the disposition of
2,572,627 shares. Includes options to purchase 1,156,657 shares exercisable currently or within 60 days after December 31, 2009, 102,358 shares allocated to the account of Mr. Crowley, Jr. in the Bank Mutual Corporation 401(k) Retirement Plan, 18,473 shares allocated to the account of Mr. Crowley, Jr. in the Bank Mutual Corporation Savings Restoration Plan (which is a benefits restoration plan related to the Bank Mutual Corporation 401(k) Retirement Plan) and 37,195 shares allocated to the account of Mr. Crowley, Jr. in the Bank Mutual Corporation Employee Stock Ownership Plan.
(iv)	Shared power to dispose or to direct the disposition of
93,842 shares. All of those shares are held in the name of, or in trusts for the benefit of, Mr. Crowley, Jr.’s spouse.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
  Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2010

/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr.